Exhibit 99.1

Concord Medical Announces its Successful Closing of the Acquisition of 52% Ownership in Chang’an Hospital and Provides Guidance for Financial Results of the Second Quarter of 2012

BEIJING, June 18, 2012 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China, announced today that it has closed the acquisition of 52% equity ownership in Chang’an Hospital, a leading non-public general hospital located in Xi’an, Shaanxi Province.

The acquisition will help the Company become a leading hospital management group in China, with over 1000 hospital beds and 130 radiotherapy and diagnostic centers nationwide. The Company expects to add more specialty oncology hospitals in the near future, and the Company has already submitted applications for relevant licenses for two planned hospitals which are currently under government review.

The company announced the signing of a definite agreement in connection with the acquisition of 52% equity ownership in Chang’an Hospital on March 22, 2012. Since then, the Company has received all necessary government approvals including New Business License of Chang’an Hospital, and completed all registration procedures, including Capital Verification Report, Share Ownership Report, and Business Registration Change Report. Chang’an Hospital will convene a board meeting, at which the board will appoint the new directors selected by the Company effective as of July 1, 2012. The financial results of Chang’an Hospital will then be subject to consolidation by the company starting from the third quarter of 2012.

“The successful closing of this transaction is a significant accomplishment and an important milestone in the Company’s history. It is the first step in the Company’s strategic transformation into a hospital management company,” said Dr. Jianyu Yang, CCM’s Chairman and CEO. “The current healthcare reform in China has provided us with great development opportunities. We appreciate the support and advice of our investors and shareholders to help us achieve the strategic transformation.”

The Company expects to achieve revenue from lease and management services between RMB118 million to RMB125 million (US$18.7 million to US$19.8 million) in the second quarter of 2012, compared to RMB101.7 million (excluding revenue contribution from Chang’an Hospital) during the same quarter of 2011, representing 16% to 23% year-over-year growth. The Company also reiterates its revenue target of RMB590 million to RMB630 million for the 2012 fiscal year.

About Concord Medical

Concord Medical Services Holdings Limited operates the largest network of radiotherapy and diagnostic imaging centers in China, measured by revenues and the number of centers in operation. As of March 31, 2012, the Company operated a network of 130 centers with 74 hospital partners that spanned 51 cities and 24 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, Concord Medical provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. In particular, many of the statements from management in this press release and the section under “Outlook for Full Year 2012” are forward-looking in nature. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include: the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; and technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Concord Medical Services

Mr. Tony Tian

tony.tian@concordmedical.com

(+86) 10 5957-5287

Solebury Communications

In China:

Ms. Ran Zhang

CCM@soleburyir.com

(+86) 10 6563-0288

In the United States:

Mr. Richard Zubek

rzubek@soleburyir.com

(+1) 203-428-3230